 Exhibit 99.1
INDIVIOR PLC

CHAIR SUCCESSION PLAN

Richmond, VA, and Slough, UK, October 3, 2024 - Indivior PLC (Nasdaq/LSE: INDV) today announces that Graham Hetherington has informed the Board of his intention to retire as Chair and from the Board at the end of 2024 for personal reasons. Graham has been a member of the Board for five years, including four years as Chair of the Board.

The Nomination Committee, led by the Senior Independent Director, Juliet Thompson, has commenced a comprehensive search process to identify Graham's successor.

The Board would like to express its sincere thanks to Graham for his significant contribution to Indivior since joining the Board in 2019.

Graham Hetherington commented:

"It has been a privilege to serve as Chair of Indivior, working closely with an outstanding Board and highly dedicated management team who have an unwavering commitment to develop life-transforming treatments for patients suffering from substance use disorders, serious mental illness and overdose."

Key Contacts:
Jason Thompson
VP, Investor Relations
+1 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
+1 804-263-3978 or timothy.owens@indivior.com

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease.

Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD.  Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.